FORM 3

        U.S. SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

          Filed pursuant to Section 16(a) of the
Securities
          Exchange Act of 1934, Section 17(a)
          of the Public Utility Holding Company Act of
1935 or
          Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person
     Beible, Jr.         William        W.
     (Last)              (First)              (Middle)
     NS Group, Inc.
     530 West Ninth Street
     (Street)
     Newport        KY              41071
     (City)              (State)                (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)
     5/8/00

3. IRS Identification Number of Reporting Person, if an Entity
     (Voluntary)

4.   Issuer Name and Ticker or Trading symbol
     NS Group, Inc.  (NSS)

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

               Director
          X    Officer (give title) Executive Vice
President and COO
               10% Owner
               Other (specify)

6.   If Amendment, Date of Original (Month/Day/Year)






7. Individual or Joint/Group Filing (Check applicable line)

     X    Form filed by one Reporting Person
          Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.         Title of Security (Instr. 4)
     a)   Common Stock
b)   Common Stock

2.         Amount of Securities Beneficially Owned
  (Instr. 4)
     a)   3,000 Shares
b)   1,895 Shares

3.         Ownership Form:  Direct (D) or Indirect (I)
  (Instr. 5)
     a)  D
     b)  I

4.         Nature of Indirect Beneficial Ownership
  (Instr. 4)

     Shares owned as of May 8, 2000 pursuant to the NS
     Group, Inc.
     Salaried Employees' Retirement Savings Plan

Table II - Derivative Securities Beneficially Owned
(e.g., puts, calls,
warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 4)
     a)  Stock Option  (right to buy)  See Note 1
     b)  Stock Option  (right to buy)  See Note 2

2.   Date Exercisable and Expiration Date
     (Month/Day/Year)

     Date Exercisable         Expiration Date
     a)   See Note 1                    8/31/08
     b)   See Note 2                 5/8/10

3.   Title and Amount of Underlying Derivative Security
     (Instr. 4)

     Title                    Amount or Number of
     Shares
     a)  Common Stock                20,000 Shares
     b)  Common Stock              300,000 Shares


4.   Conversion or Exercise Price of Derivative
Security
     (Instr. 5)
     a)   $  5.9375
b)   $17.625

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)

     a)   D
b)   D

6.   Nature of Indirect Beneficial Ownership (Instr. 5)


/s/ William W. Beible, Jr.
Signature of Reporting Person      Date:  May 12, 2000

Explanation of Responses:

Note 1: Acquired by Mr. Beible on 8/31/98 pursuant to the NS Group, Inc.
1995 Stock Option and Stock Appreciation Rights Plan in a transaction exempt pursuant to Rule 16(b)(3). Exercisable in annual increments of
33 1/3% beginning with the first anniversary of the date of grant.

Note 2: Acquired by Mr. Beible on 5/8/00 upon his promotion to
Executive Vice President of NS Group, Inc. pursuant to the NS Group, Inc.
1995 Stock Option and Stock Appreciation Rights Plan in a transaction exempt pursuant to Rule 16(b)(3). Exercisable in annual increments of 20% beginning with the first anniversary of the date of grant.